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SECURI 04013113 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 50658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAPERSTON ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

172 LAKE STREET
(No. and Street)

HAMBURG, NY 14075
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Saperston 716-854-7541 ext. 213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & Mc Cormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street - Suite 430 Buffalo, NY 14203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard B. Saperston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saperston Asset Management, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. SAPERSTON
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Sept. 10, 2006

Signature

President/ CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERSTON ASSET MANAGEMENT, INC.

Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2003
with
Independent Auditors Report and
Supplemental Independent Auditors'
Report on Internal Control

....

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Saperston Asset Management, Inc.

We have audited the accompanying statements of financial condition of Saperston Asset Management, Inc. as of December 31, 2003 and 2002 and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saperston Asset Management, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement of Saperston Asset Management, Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

January 12, 2004

Statements of Financial Condition

December 31,	2003	2002
Assets		
Cash and cash equivalents	**$ 689,922**	$ 660,680
Receivables	**8,989**	1,254
Marketable securities	**189**	332
Property and equipment, net (Note 2)	**93,074**	40,686
Other assets, net	**15,679**	14,307
	$ 807,853	$ 717,259
Liabilities and Stockholder's Equity		
Liabilities:		
Advances from stockholder and affiliate	**$ 90,000**	$ 50,000
Accounts payable	**33,049**	28,800
Accrued liabilities	**44,661**	46,424
	167,710	125,224
Deferred income taxes	**9,000**	6,000
Liabilities subordinated to claims of general creditors (Note 3)	**290,000**	290,000
Stockholder's equity:		
Common stock - authorized 1,500 shares no par value, issued and outstanding 1,000 shares	**1,000**	1,000
Additional paid-in capital (Note 10)	**161,314**	161,314
Retained earnings	**178,829**	133,721
	341,143	296,035
	$ 807,853	$ 717,259

See accompanying notes.

Statements of Income

For the years ended December 31,	2003	2002
Revenues:		
Commissions	**$ 2,908,895**	$ 3,018,042
Interest, dividends and other	**79,846**	68,804
	2,988,741	3,086,846
Expenses:		
Employee compensation, commission and benefits	**1,459,143**	1,575,122
Communications	**159,856**	142,087
Occupancy and equipment rental	**94,680**	101,086
Marketing	**174,269**	123,239
Clearing fees	**223,624**	249,128
Other operating expenses	**820,061**	839,616
	2,931,633	3,030,278
Income before taxes	**57,108**	56,568
Provision for income taxes (Note 5)	**12,000**	22,000
Net income	**$ 45,108**	$ 34,568

See accompanying notes.

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2003 and 2002

	Common stock Shares	Common stock Amount	Additional Paid-In Capital	Retained Earnings	**Total Stockholder's Equity**
Balance - December 31, 2001	1,000	$ 1,000	$ 411,314	$ 99,153	**$ 511,467**
Capital distribution	-	-	(250,000)	-	**(250,000)**
Net income	-	-	-	34,568	**34,568**
Balance - December 31, 2002	1,000	$ 1,000	161,314	133,721	**296,035**
Net income	-	-	-	45,108	**45,108**
Balance - December 31, 2003	1,000	$ 1,000	$ 161,314	$ 178,829	**$ 341,143**

See accompanying notes.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31,	2003	2002
Subordinated liabilities - beginning	**$ 290,000**	$ 290,000
Increases (decreases)	-	-
Subordinated liabilities - ending	**$ 290,000**	$ 290,000

See accompanying notes.

Statements of Cash Flows

For the years ended December 31,	2003	2002
Cash flows from operating activities:		
Net income	$ 45,108	$ 34,568
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation and amortization	16,383	6,679
Deferred income taxes	3,000	6,000
Changes in other operating assets and liabilities:		
Receivables from brokers and dealers	-	707
Receivables from others	(7,735)	7,373
Marketable securities	143	653
Other assets	(1,372)	2,835
Accounts payable	4,249	(30,833)
Accrued liabilities	(1,763)	(48,363)
Net cash flows from (for) operating activities	58,013	(20,381)
Cash flows for financing activities:		
Purchase of equipment	(68,771)	(37,083)
Cash flows from financing activities:		
Advances from stockholder and affiliate	40,000	50,000
Capital distribution	-	(250,000)
Net cash flows from (for) financing activities	40,000	(200,000)
Net increase (decrease) in cash and cash equivalents	29,242	(257,464)
Cash and cash equivalents - beginning	660,680	918,144
Cash and cash equivalents - ending	$ 689,922	$ 660,680

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Saperston Asset Management, Inc. (the Company) was organized to conduct business as a broker-dealer in securities. The Company operates two branch offices in Western New York, and services clients throughout the United States.

Customer Securities Transactions:

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement basis.

Cash and Cash Equivalents:

Cash and cash equivalents include time deposits, certificates of deposit, and highly liquid debt instruments with original maturities of three months or less. Cash and cash equivalents at financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Investments:

The Company's investments in marketable securities have been classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published market value quotations. Unrealized gains and losses are included in earnings.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Property and Equipment:

	2003	2002
Furniture and equipment	**$116,298**	$47,527
Less accumulated depreciation	**23,224**	6,841
	$ 93,074	$40,686

3. Liabilities Subordinated to Claims of General Creditors:

At December 31, 2003 and 2002, the liabilities subordinated to claims of general creditors represent 9% interest-bearing unsecured notes from the sole stockholder.

The following summarizes the various details of the subordinated notes:

Date of Note	Due Date - 2003	2002	2003
August 20, 1998	May 31, 2007 (May 31, 2004 in 2002)	**$190,000**	$190,000
April 29, 1998	June 30, 2007 (June 30, 2004 in 2002)	**100,000**	100,000
		$290,000	$290,000

The subordinated borrowings are covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 6).

4. Related Party Transactions:

The Company has transactions with its sole stockholder and affiliated companies which are approximately as follows:

	2003	2002
Payables to stockholder and affiliates at December 31	**$ 96,037**	$ 55,269
Interest expense	**$ 26,100**	$ 26,100
Consulting fee expense	**$145,000**	$160,000
Accounting expense	**$ 36,000**	$ -
Rent expense	**$ 21,000**	$ -

5. Income Taxes:

	2003	2002
Current provision:		
Federal	**$ 6,000**	$10,500
State	**3,000**	5,500
	9,000	16,000
Deferred provision:		
Federal	**2,000**	4,500
State	**1,000**	1,500
	3,000	6,000
	$12,000	$22,000

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of progressive statutory rates, state taxes net of federal benefits, and certain nondeductible expenses.

Deferred income taxes on the balance sheets at December 31, 2003 and 2002 consist entirely of liabilities.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 17a-5{a}), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company has a net capital of $514,945 and $521,881, which was $264,945 and $271,881 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .34 to 1 and .25 to 1 at December 31, 2003 and 2002.

The Company's unaudited computation of net capital of $514,945 and $521,881 disclosed in Part II A of the previously filed Focus Reports as of December 31, 2003 and 2002 was in agreement with the amount determined in the above paragraph.

7. Leases:

Effective October 2003, the Company leases office space pursuant to noncancelable operating leases from a related party. At December 31, 2003, future minimum rental payments due are:

2004	**$84,000**
2005	**84,000**
2006	**84,000**
2007	**84,000**
2008	**70,000**
	$406,000

Total rent and leased vehicle expense for the years ended December 31, 2003 and 2002 was approximately $98,000 and $73,000, net of reimbursements.

8. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2003.

9. Retirement Plan:

The Company maintains an employee-only contributory 401(k) retirement plan available to all eligible employees, as defined in the agreement.

10. Additional Paid-In Capital:

On March 3, 2001, the Board of Directors agreed to accept $250,000 from the Company's sole stockholder as additional paid-in capital. During 2002, the Company repaid the additional paid-in capital to its sole stockholder.

11. Cash Flows Information:

Net cash flows from operating activities reflect cash payments for interest and income taxes for 2003 and 2002 as follows:

	2003	2002
Interest	**$26,100**	$26,100
Income taxes	**$ 5,400**	$ 9,000

Additional Information
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31,	**2003**	2002
Net capital:		
Total stockholders' equity	**$ 341,143**	$ 296,035
Additions:		
Allowable subordinated liabilities	**290,000**	290,000
Total available capital	**631,143**	586,035
Deductions:		
Non-allowable assets:		
Equipment, less accumulated depreciation and amortization	**93,074**	40,686
Prepaid expenses	**12,379**	11,007
Unsecured receivables	**1,598**	1,254
NASDAQ - subscriptions	**3,300**	3,300
	110,351	56,247
Tentative net capital	**520,792**	529,788
Haircuts:		
Equities	**-**	2,089
Money market funds	**5,839**	5,804
U.S. Government Agencies	**8**	14
	5,847	7,907
Net capital	**$ 514,945**	$ 521,881
Aggregate indebtedness:		
Current liabilities	**$ 167,710**	$ 125,224
Deferred income taxes	**9,000**	6,000
	$ 176,710	$ 131,224
Computation of net capital requirement:		
Net capital	**$ 514,945**	$ 521,881
Minimum net capital	**250,000**	250,000
	$ 264,945	$ 271,881
Aggregate debt to net capital (allowable 15 to 1)	**.34 to 1**	.25 to 1

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com

Lumsden & McCormick, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
Saperston Asset Management, Inc.

In planning and performing our audit of the financial statements and additional information of Saperston Asset Management, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected t achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted Accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Lumsden & McCormick, LLP

January 12, 2004